UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/13/2019 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREITAG CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 STATE STREET, SUITE 100
(No. and Street)

BOSTON (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company
(Name – *if individual, state last, first, middle name*)

508 North Mur-Len Road (Address) Olathe (City) KS (State) 66062 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ana R. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREITAG CAPITAL LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

CFINOP
Title

[Signature]
Notary Public

Feb 25th 2021

ALAIN J SUAREZ
NOTARY PUBLIC
Cherokee County
State of Georgia
My Comm. Expires Jan. 11, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Freitag Capital LLC

AUDITED FINANCIAL STATEMENTS

For the Period November 13, 2019 (date of FINRA approval)

to December 31, 2020

FREITAG CAPITAL LLC

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Freitag Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Freitag Capital, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the period November 13, 2019 through December 31, 2020, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Freitag Capital, LLC as of December 31, 2020, and the results of its operations and its cash flows for the period November 13, 2020 through December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Freitag Capital, LLC's management. Our responsibility is to express an opinion on Freitag Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Freitag Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedule has been subjected to audit procedures performed in conjunction with the audit of Freitag Capital, LLC's financial statements. The supplemental information is the responsibility of Freitag Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as Freitag Capital, LLC's auditor since 2020.

Olathe, Kansas
February 24, 2021

FREITAG CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Current assets:		
Cash	$	97,687
Total current assets		97,687
Other assets:		
Prepaid expenses and deposits		9,117
Total other assets		9,117
	$	106,804
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	2,289
Total current liabilities		2,289
Member’s Equity		104,515
Total member’s equity		104,515
	$	106,804

The accompanying notes are an integral part of this statement.

FREITAG CAPITAL LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD NOVEMBER 13, 2019 (date of FINRA approval)
THROUGH DECEMBER 31, 2020

REVENUES:		
Total revenues		-
EXPENSES:		
Salaries and wages		10,643
Regulatory fees and expenses		3,366
Occupancy and equipment		10,507
Communication and data processing		7,373
Professional fees		48,850
Other operating expenses		4,661
Total expenses		85,400
NET LOSS	$	(85,400)

The accompanying notes are an integral part of this statement.

FREITAG CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD NOVEMBER 13, 2019 (date of FINRA approval)
THROUGH DECEMBER 31, 2020

BALANCES, November 13, 2019	**$ 189,914**
Contributions	-
Distributions	-
Net Loss	(85,400)
BALANCES, December 31, 2020	**$ 104,514**

The accompanying notes are an integral part of this statement.

FREITAG CAPITAL LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD NOVEMBER 13, 2019 (date of FINRA approval)
THROUGH DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(85,400)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and deposits		(4,531)
Accounts payable and accrued expenses		(12,928)
Net cash used by operating activities		(102,859)
NET CHANGE IN CASH		(102,859)
CASH, November 13, 2019		200,546
CASH, end of year	$	97,687

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Freitag Capital LLC, (the "Company") is a limited liability company which was formed in the State of a Massachusetts on August 8, 2018 and a fully owned subsidiary of Freitag & Co., LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business of providing corporate advisory services including mergers and acquisitions, and private placement of securities.

Revenue Recognition

The Company records advisory revenue when earned in accordance with an executed engagement agreement. The Company records revenue from the transfer of securities related to Mergers and Acquisitions and Private Placements when earned in accordance with an executed engagement agreement. Other revenue is recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are passed through to the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $95,398, and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.4 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into an expense allocation agreement with the Parent, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by the Parent in support of the operations of the Company. These expenses generally consist of rent, support labor, professional fees and other general and administrative services. For the year ended December 31, 2020, total allocated expenses from the Parent to the Company were $31,443.

At December 31, 2020, the payable due to the Parent in connection with these services totaled $2,013.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at time, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2020, the Company did not exceeded the federally insured limit.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered capital acquisition broker. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonable determinable. In the opinion of management, there are no outstanding matters at December 31, 2020 requiring contingent loss recognition.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

FREITAG CAPITAL LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING
DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	104,515
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		104,515
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Other current assets		9,117
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions		95,398
Net capital	$	95,398
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	153
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above)		5,000
Net capital deficiency	$	90,398
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	89,398
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	2,289
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,289
Percentage of aggregate indebtedness to net capital		2.40%

See Report of Independent Registered Public Accounting Firm

There are no material differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2020.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Freitag Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for the period November 13, 2019 through December 31, 2020, in which Freitag Capital, LLC met the exemption provisions throughout the most recent fiscal year without exception, by relying on Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R §240.17a-5. Freitag Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Freitag Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release 34-70073, adopting amendments to 17 C.F.R §240.17a-5.

Olathe, Kansas
February 24, 2021

FREITAG CAPITAL

EXEMPTION REPORT

Freitag Capital, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Ana R. Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ana R. Carter
FINOP